U.S.I. Holdings Corporation
                        50 California Street, 24th Floor
                      San Francisco, California 94111-4796


                                                                October 17, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:      U.S.I Holdings Corporation
                           Registration Statement on Form 8-A
                           (File No. 001-31430)

Ladies and Gentlemen:

     On behalf of U.S.I Holdings Corporation, a Delaware corporation (the "Registrant"), and in accordance with Rule 477 under the Securities Act of 1933, as amended, we hereby apply for withdrawal of the Registrant's above-referenced Registration Statement filed with the Securities and Exchange Commission on August 13, 2002, as amended on October 17, 2002.

     The Registrant has not issued or sold any securities pursuant to the Registration Statement and, in light of the Registrant's proposed listing on the NASDAQ National Market, does not intend to do so in the future.

     Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of Jon Mark, Cahill Gordon & Reindel, at (212) 269-5420. If you should have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (415) 263-2105 or Jon Mark at (212) 701-3100.

                           U.S.I HOLDINGS CORPORATION


                           By:  /s/ ERNEST J. NEWBORN, II
                                ---------------------------
                                    Name:  Ernest J. Newborn, II
                                    Title: Senior Vice President,
                                             General Counsel and
                                             Secretary